Acrivon Therapeutics, Inc.

480 Arsenal Way, Suite 100

Watertown, Massachusetts 02472

November 7, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Daniel Crawford, Jason Drory, Li Xiao, Lynn Dicker

Re: Acrivon Therapeutics, Inc.

Registration Statement on Form S-1, as amended (File No. 333-267911)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Acrivon Therapeutics, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on November 9, 2022, or as soon thereafter as possible, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with Ryan Sansom of Cooley LLP at (617) 937-2335 or, in his absence, Mark Ballantyne of Cooley LLP at (703) 456-8084.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

Very truly yours,

Acrivon Therapeutics, Inc.

/s/ Peter Blume-Jensen
By:	Peter Blume-Jensen
Title:	Chief Executive Officer

cc: Rasmus Holm-Jorgensen, Chief Financial Officer, Acrivon Therapeutics, Inc.

Eric Devroe, Chief Operating Officer, Acrivon Therapeutics, Inc.

Kristina Masson, Executive Vice President, Business Operations, Acrivon Therapeutics, Inc.

Divakar Gupta, Cooley LLP

Ryan Sansom, Cooley LLP

Mark Ballantyne, Cooley LLP

Katherine Denby, Cooley LLP

Edwin O’Connor, Goodwin Procter LLP

William A. Magioncalda, Goodwin Procter LLP